ACTIVE SAFETY SYSTEM TECHNOLOGIES INC

ANNUAL REPORT AND UNAUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2022

(Unaudited)

RESTATED

COMPANY INFORMATION

Board	Brigadier (Retired) I Cameron-Mowat R M Sloman D Szkubiel D J Field R A Mellor
Advisory Board	R J Kmiecik B M Coaker S R Flear D A Staveley L E Williams
File number	7599226 (Delaware)
Registered office	49763 Sandra Drive Shelby Township MI 48315

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC
CONTENTS

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC
DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2022 (RESTATED)

The directors present their annual report and financial statements for the year ended 31 December 2022.

Directors
The directors who held office during the year and up to the date of signature of the financial statements were as follows:

Brigadier (Retired) I Cameron-Mowat
R M Sloman
D Szkubiel
D J Field
R A Mellor

Progress During the Year
Having launched a crowdfunding round on Wefunder during the year, we have decided to recognize the amount of £41,105 ($46,420) paid by Advanced Blast & Ballistic Systems Limited (ABBS) to the end of October 2022 (their accounting year end) on our behalf mainly for the purposes of advertising and legal fees. This is included as a long-term debt as ABBS have agreed that this amount should not be repaid before January 2026; to allow time for the Company to gain momentum in the North America market.

A charge of £42,000 ($51,136) has been recognized which represents consultancy fees payable to the CEO, Roger Sloman via his service company, Sloman & Associates Limited. This has also been recognized in the accounts as a long-term debt. Sloman & Associates have also agreed that this amount should not become payable before January 2026.

The Company has also been made aware that the IRS is not keen on loans at below market rate, and therefore the Company has agreed to recognize the loans inherited from Active Safety System Technologies LLC and further loans received during the year from Advanced Blast & Ballistic Systems Limited (totaling $7,250) as bearing interest at the rates shown in Note 11. Accrued interest for the year has been added to these restated accounts.

In the meantime, during the year, the Company has continued to make progress, having lodged an application with the US Department of Defense for funding to investigate the causes of Traumatic Brain Injury (TBI) inside a non-penetrated un-armored vehicle and how the various armored vehicle technologies offered by the Company may help mitigate or prevent those causes. The outline proposal was accepted in the last quarter of 2022, and a full proposal submitted during December 2022. We expect to hear the outcome of that proposal during April 2023.

Restatement of Accounts
The previous accounting period for 2021 has now been restated to cover the period solely from the conversion of the company from ASST LLC to ASST Inc on 11th November 2021 to the end of the accounting year (31st December 2021).

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

On behalf of the board

....
R M Sloman
Director

Date: ....

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED 31 DECEMBER 2022 (RESTATED)

	Notes	2022 $	2021 $
Turnover		-	-
Cost of Sales		-	-
Other Income	5	344	-
Gross Profit		**344**	**-**
Operating Expenses			
Bank Charges		(353)	(46)
Legal & Professional Fees	6	(27,769)	-
Consultancy Fees	7	(62,254)	-
IT Services		(1,108)	(140)
Marketing	8	(7.876)	-
Franchise Taxes & Licences		(830)	-
Travel Expenses		-	-
Corporation Tax		-	-
Loan Interest		(631)	-
TOTAL OPERATING EXPENSES		**(100,822)**	**(186)**
NET OPERATING LOSS			
OTHER INCOME / (EXPENSE)		-	-
TOTAL OTHER INCOME / (LOSS)		-	-
TOTAL COMPREHENSIVE LOSS		**(100,478)**	**(186)**

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC
BALANCE SHEET
AS AT 31 DECEMBER 2022 (RESTATED)

	Notes	2022 $	2022 $	2021 $	2021 $
ASSETS					
Tangible assets			-		-
Current assets					
Debtors	9	4		788	
Cash at bank and in hand		5,877		720	
		5,881		1,508	
Total Assets			**5,881**		**1,508**
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Creditors: amounts falling due within one year	10	-		-	
Total Current Liabilities		-			
Debt	11	121,061		16,210	
Total Liabilities		**121,061**		**16,210**	
Capital and reserves					
Common Stock	12	400		400	
Additional Paid in Capital (APIC)		400		400	
Retained Earnings / (Accumulated Deficit)	13	(115,980)		(15,502)	
Total Stockholders' Equity		**(115,180)**		**(14,702)**	
Total Liabilities and Stockholders' Equity			**5,881**		**1,508**

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2022 (RESTATED)

(USD $ in Dollars)	Additional Paid in Capital $	Retained Earnings / (Accumulated Deficit) $	Total Stockholders' Equity $
Balance – December 31, 2021	800	(15,502)	(14,702)
Capital Contribution	-	-	-
Net income / (loss)	-	(100,478)	(100,478)
Balance – December 31, 2022	**800**	**(115,980)**	**(115,180)**

See accompanying notes to financial statements.

ACTIVE SAFETY SYSTEM TECHNOLOGIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2022 (RESTATED)

	2022 $	2021 $
Cash Flow from Operating Activities		
Net Income / (loss)	(100,478)	(186)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	-	-
Account Payable	-	-
Accrued Expenses and Other Liabilities	98,531	-
Net Cash Provided/(Used) by Operating Activities	**(1,947)**	**(186)**
Cash Flow from Investing Activities		
Expenditures Pertaining to Intangibles	-	-
Net Cash Used in Investing Activities	**-**	**-**
Cash Flow from Financing Activities		
Proceeds from Long Term Debt	6,320	-
Capital Contributions	784	12
Net Cash Provided / (Used) by Financing Activities	**7,104**	**12**
Change in cash	5,157	
Cash – December 31, 2021	720	
Cash – December 31, 2022	**5,877**	
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	-	-
Cash paid during the year for income taxes	-	-
OTHER NONCASH INVESTING, FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of Property and Equipment not yet Paid For	-	-
Issuance of Equity in Return for Note	-	-
Issuance of Equity in Return for Accrued Payroll and Other Liabilities	-	-

See accompanying notes to financial statements.

1 Nature of Operations
Active Safety System Technologies Inc is a private company limited by shares incorporated in Delaware. The company trades from 49763 Sandra Drive, Shelby Township, MI 48315.

The Company has been formed to exploit the patent and product portfolio of Advanced Blast & Ballistic Systems Limited (based in the UK) across the US and Canadian markets and as such it is proposed that the Company will be granted an exclusive distribution agreement to market those products in North America, such license to be entered into during 2023.

During the year, the Company successfully became a party to a CRADA (Collaborative Research and Development Agreement) with the US Army, replacing the previously named Advanced Blast & Ballistic Systems USA Inc.

It is planned to dissolve Advanced Blast & Ballistic Systems USA Inc. during 2023, as this Company is no longer required to manage the CRADA.

1.1 Going Concern Matters
The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates in a pre-revenue stage, experiencing net losses in 2019, 2020, 2021 and 2022.

The following describes Management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. To address this concern, the company plans to raise additional funds through various means to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of Management's plans, as described above.

To date, the Company has been supported by ongoing payments made by Advanced Blast & Ballistic Systems Limited in the UK via an interest bearing loan; to be repaid at such point as the Company has sufficient reserves to repay the loan, but not before 1st January 2026, plus various outstanding invoices raised by Advanced Blast & Ballistic Systems Limited and Sloman & Associates Limited, both of which companies have again agreed that these invoices do not need to be paid until 1st January 2026.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 2024 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

1.2 Fiscal year
The Company operates on a December 31st year-end.

2 Summary of Significant Accounting Policies

2.1 Basis of accounting
The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

2.2 Risks and Uncertainties
The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized.

Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

2.3 Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.4 Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

2.5 Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.
Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

2.6 Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2022, and December 31, 2021.

2.7 Fixed Assets
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

2.8 Intangible Assets
Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following:
1) a significant decrease in the market value of the asset,
2) a significant adverse change in the extent or manner in which an asset is used
3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset.

The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2022.

2.9 Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

2.10 Expense Recognition
The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

2.11 Advertising & Marketing
Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

2.12 Rent
The Company currently does not pay any rent for office space.

3 Employees
The average monthly number of persons (including directors) employed by the company during the year was:

	2022	**2021**
	Number	**Number**
Total	5	1

4 Taxation
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 to 2022.

Net operating losses will be carried forward to reduce taxable income in future years. Due to Management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

	2022	**2021**
	$	**$**
Current tax	-	-
Adjustments in respect of prior periods	-	-

5 Other Income

A small amount ($344) has been recognized during the year as monies which were held by Advanced Blast & Ballistic Systems Limited on behalf of ABBS-USA Inc. This has been offset against the loan outstanding from the Company to Advanced Blast & Ballistic Systems Limited.

6 Legal & Professional Fees	**2022**	**2021**
	$	**$**
Legal Fees	27,477	-
Other professional fees	292	-
	27,769	-

Advanced Blast & Ballistic Systems Limited in the UK asked the Company to recognize payments it had made to Legal & Professional Advisors on behalf of work undertaken on behalf of the Company (and its predecessor, ABBS-USA Inc) since November 2018.

7 Consultancy Fees	**2022**	**2021**
	$	**$**
Board Members Fees	62,254	-
	62,254	-

During the year, the Company received invoices representing £42,000 ($51,136) owed to Sloman & Associates Limited in relation to invoices relating to consultancy services provided by that Company (which is owned by the CEO, Roger Sloman) for the period July 2021 to September 2022.

Advanced Blast & Ballistic Systems Limited in the UK also asked the Company to recognize payments it had made to Board Members on behalf of work undertaken on behalf of the Company during the period August 2020 to October 2022, amounting to £9,845 ($11,118).

8 Marketing	**2022**	**2021**
	$	**$**
General Marketing	7,876	-
	7,876	-

Advanced Blast & Ballistic Systems Limited in the UK asked the Company to recognize payments it had made for marketing purposes on behalf of work undertaken on behalf of the Company (and its predecessor, ABBS-USA Inc) during the period November 2018 to October 2022.

9 Debtors	**2022**	**2021**
Amounts falling due within one year:	**$**	**$**
Corporation tax recoverable	-	-
Other debtors	4	788
	4	788

Other Debtors represent the amount of shares in the company which have been issued, but monies not received.

10 Creditors: amounts falling due within one year	**2022**	**2021**
	$	**$**
Other creditors	-	-
	-	-

11 Creditors: amounts falling due after one year	**2022**	**2021**
	$	**$**
Loan from D Szkubiel	250	250
Loans from Advanced Blast & Ballistic Systems Limited	22,280	15,960
Loan Interest Arising	631	-
Other creditors	97,899	-
	121,061	16,210

Other creditors are made up of:

a) $250 – A loan from D Szkubiel when the Company was first set up. Interest rate is 1% pa on the outstanding principal
b) $11,980 - A 2019 loan - interest rate 1% pa on outstanding principal repayable 1st January 2026. from Advanced Blast & Ballistic Systems Limited, a related Company based in the UK.
c) $3,980 - A 2020 loan - interest rate 0.5% pa on outstanding principal repayable 1st January 2026. from Advanced Blast & Ballistic Systems Limited, a related Company based in the UK.
d) $1,250 - A 2022 loan - interest rate 0.5% pa on outstanding principal repayable 1st January 2026. from Advanced Blast & Ballistic Systems Limited, a related Company based in the UK.
e) $6,000 - A 2022 loan - interest rate 1.5% pa on outstanding principal repayable 1st January 2026. from Advanced Blast & Ballistic Systems Limited, a related Company based in the UK. $930 was agreed to be recognized as having been offset against this loan during the year, including $585.76 to purchase initial Common Stock holdings for that company and its associated companies (Advanced Reaction Motor Systems Limited and Active VTOL Crash Prevention Limited) in the Company.
f) $46,763 owed to Advanced Blast & Ballistic Systems Limited (£41,410) in relation to invoices relating to services provided by that Company
This amount will not become payable until 1st January 2026.
g) $51,136 owed to Sloman & Associates Limited (£42,000) in relation to invoices relating to consultancy services provided by Roger Sloman (CEO)
This amount will not become payable until 1st January 2026.

12 Called up equity

Under the articles of incorporation, the Company is authorized to issue Common Stock.

The total number of shares of Common Stock authorized to be issued is ten million (10,000,000) shares at a par value $0.0001 per share.

	2022	**2021**	**2022**	**2021**
	Number	**Number**	**$**	**$**
Common Stock Issued and Fully Paid	4,000,000	4,000,000	400	400

During the year, no Common Stock of $0.0001 were issued.

13 Retained Earnings / (Accumulated Deficit)	**2022**	**2021**
	$	**$**
At the beginning of the year	(15,502)	(15,216)
Profit / (Loss) for the year	(100,478)	(186)
At the end of the year	(115,980)	(15,502)

NOL Carry Forward for Corporation Tax	**2022**	**2021**
	$	**$**
At the beginning of the year	(186)	-
Profit / (Loss) for the year	(100,478)	(186)
At the end of the year	(100,664)	(186)

14 Contingencies

No lawsuits have been filed nor threatened against the Company.

15 Subsequent events

The Company evaluated subsequent events through March 31, 2023, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.